CONSENT AND AMENDMENT NO. 1 TO
SECOND AMENDED AND RESTATED CREDIT AGREEMENT

This CONSENT AND AMENDMENT NO. 1 TO SECOND AMENDED AND RESTATED CREDIT AGREEMENT, dated as of July 24, 2008 (this "Amendment"), is entered into by and among GOTTSCHALKS INC., a Delaware corporation ("Borrower"), GENERAL ELECTRIC CAPITAL CORPORATION, a Delaware corporation, for itself, as a Lender, and as Agent for Lenders; THE CIT GROUP/BUSINESS CREDIT, INC., for itself, as a Lender, and as syndication agent for the Lenders ("Syndication Agent"); and the other Lenders signatory hereto.

W I T N E S S E T H

WHEREAS, Borrower, Agent, Syndication Agent, and the Lenders are parties to that certain Second Amended and Restated Credit Agreement dated as of September 26, 2007 (as from time to time amended, restated, supplemented or otherwise modified, the "Credit Agreement");

WHEREAS, pursuant to Section 6.19(c) of the Credit Agreement, Borrower is prohibited from amending the New Subordinated Note without the written consent of the Agent and Requisite Lenders;

WHEREAS, Borrower has requested that Agent and the Requisite Lenders consent to the amendment of the New Subordinated Note on the terms set forth in Exhibit A hereto (the "Note Amendment") and amend the terms of the Credit Agreement as set forth herein;

WHEREAS, subject to the satisfaction of the terms and conditions set forth herein, Agent and the Requisite Lenders are willing to grant the Borrower's request.

NOW THEREFORE, in consideration of the premises, and for other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the parties hereto hereby agree upon the terms and conditions set forth herein as follows:

1.   Relation to Credit Agreement; Definitions.   This Amendment constitutes an integral part of the Credit Agreement and shall be deemed to be a Loan Document for all purposes. From and after the Amendment No. 1 Effective Date, each reference in the Credit Agreement to "this Agreement," "hereunder," "hereof," or words of like import referring to the Credit Agreement, and each reference in the other Loan Documents to "the Credit Agreement," "thereunder," "thereof" or words of like import referring to the Credit Agreement, shall mean and be a reference to the Credit Agreement as amended hereby. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Credit Agreement or Annex A thereto.

2.   Consent. Upon, and subject to, the satisfaction of each of the conditions set forth in Section 8 hereto, Agent and the Requisite Lenders hereby consent to the Note Amendment, it being understood and agreed that such consent shall not be deemed to permit any payment under the New Subordinated Note as amended by the Note Amendment except in accordance with the terms of the Credit Agreement.

3.   Amendments to the Credit Agreement.

(a)   Section 6.19(c) of the Credit Agreement is hereby amended and restated to read as follows:

"(c)   Unless consented to by Agent and Requisite Lenders in writing, no Credit Party shall change or amend the terms of the New Subordinated Note; provided, that, the New Subordinated Note may be amended (i) solely to remove any restriction on making any full or partial prepayment of such note, prior to the Commitment Termination Date, to the extent such payment is otherwise permitted under the terms of this Agreement and (ii) with the consent of Agent, in a manner which is not adverse, in any way, to the rights and interests of the Agent and Lenders."

(b)   Annex A to the Credit Agreement is hereby amended by adding the following defined terms in proper alphabetical order:

" "Amendment No. 1" means that certain Consent and Amendment No. 1 to Second Amended and Restated Credit Agreement dated as of July __, 2008, by and among Borrower, Agent, Syndication Agent, and the Lenders signatory thereto."

" "Amendment No. 1 Effective Date" means the date on which Amendment No. 1 becomes effective upon the satisfaction in full, in the judgment of Agent, of each of the conditions set forth therein."

(c)   Annex A to the Credit Agreement is hereby further amended by amending and restating the following definitions in their entirety as follows:

" "Loan Documents" means the Agreement, Amendment No. 1, the Notes, the Collateral Documents, the Master Standby Agreement, the Master Documentary Agreement, the Collateral Access Agreements, and all other agreements, instruments, documents and certificates identified in the Closing Checklist executed and delivered to, or in favor of, Agent or any Lenders and including all other pledges, powers of attorney, consents, assignments, contracts, notices, letter of credit agreements and all other written matter whether heretofore, now or hereafter executed by or on behalf of any Credit Party or any employee of any Credit Party, and delivered to Agent or any Lender in connection with the Agreement or the transactions contemplated thereby. Any reference in the Agreement or any other Loan Document to a Loan Document shall include all appendices, exhibits or schedules thereto, and all amendments, restatements, supplements or other modifications thereto, and shall refer to the Agreement or such Loan Document as the same may be in effect at any and all times such reference becomes operative."

" "New Subordinated Note" means the Non-Negotiable Subordinated Unsecured Note Due May 30, 2009 dated December 7, 2004 issued by Borrower in favor of The Harris Company in an aggregate original principal amount of $22,179,598.00, as amended by that certain Allonge to Non-Negotiable, Subordinated Note Due May 30, 2009, between Borrower and The Harris Company, and as further amended from time to time in accordance with this Agreement."

4.   Representations and Warranties. To induce Agent and the Requisite Lenders to enter into this Amendment, Borrower hereby represent and warrant that:

(a)   The execution, delivery and performance of this Amendment and the performance of the Credit Agreement, as amended by this Amendment, by Borrower: (a) are within Borrower's organizational power; (b) have been duly authorized by all necessary or proper action; (c) do not contravene any provision of Borrower's charter or bylaws or equivalent organizational documents; (d) do not violate any law or regulation, or any order or decree of any court or Governmental Authority; (e) do not conflict with or result in the breach or termination of, constitute a default under or accelerate or permit the acceleration of any performance required by, any indenture, mortgage, deed of trust, lease, agreement or other instrument to which Borrower is a party or by which Borrower or any of its property is bound; (f) do not result in the creation or imposition of any Lien upon any of the property of Borrower other than those in favor of Agent pursuant to the Loan Documents; and (g) do not require the consent or approval of any Governmental Authority or any other Person.

(b)   This Amendment has been duly executed and delivered by or on behalf of Borrower.

(c)   This Amendment constitutes a legal, valid and binding obligation of Borrower enforceable against Borrower in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

(d)   No Default or Event of Default has occurred and is continuing after giving effect to this Amendment.

(e)   No action, claim or proceeding is now pending or, to the knowledge of Borrower, threatened against Borrower, at law, in equity or otherwise, before any court, board, commission, agency or instrumentality of any federal, state, or local government or of any agency or subdivision thereof, or before any arbitrator or panel of arbitrators, (i) which challenges Borrower's right, power, or competence to enter into this Amendment or, to the extent applicable, perform any of its obligations under this Amendment, the Credit Agreement as amended hereby or any other Loan Document, or the validity or enforceability of this Amendment, the Credit Agreement as amended hereby or any other Loan Document or any action taken under this Amendment, the Credit Agreement as amended hereby or any other Loan Document or (ii) which if determined adversely, is reasonably likely to have or result in a Material Adverse Effect after giving effect to this Amendment. To the knowledge of Borrower, there does not exist a state of facts which is reasonably likely to give rise to such proceedings.

(f)   The representations and warranties of the Borrower contained in the Credit Agreement and each other Loan Document shall be true and correct on and as of the Amendment No. 1 Effective Date with the same effect as if such representations and warranties had been made on and as of such date, except that any such representation or warranty which is expressly made only as of a specified date need be true only as of such date.

5.   No Other Amendments. Except for the consent set forth in Section 2 of this Amendment and the amendments set forth in Section 3 of this Amendment, the Credit Agreement shall be unmodified and shall continue to be in full force and effect in accordance with its terms. Except as expressly set forth herein, this Amendment shall not be deemed a waiver of any term or condition of

any Loan Document and shall not be deemed to prejudice any right or rights which Agent, for itself and Lenders, may now have or may have in the future under or in connection with any Loan Document or any of the instruments or agreements referred to therein, as the same may be amended from time to time. The consent set forth in Section 2 of this Amendment is limited to the precise terms thereof, and Agent and the Lenders are not obligated to consider or consent to any additional request by Borrower for any other consent, waiver, forbearance or amendment with respect to this Amendment or any other Loan Document.

6. Waiver of Claims. Each Credit Party, each of their successors-in-title, legal representatives and assignees and, to the extent the same is claimed by right of, through or under any Credit Party, for their past, present and future employees, agents, representatives, officers, directors, shareholders, and trustees, does hereby forever remise, release and discharge the Agent and each Lender and each of their respective successors-in-title, legal representatives and assignees, past, present and future officers, directors, shareholders, trustees, agents, employees, consultants, experts, advisors, attorneys and other professionals and all other persons and entities to whom the Agent or any Lender would be liable if such persons or entities were found to be liable to any Credit Party, or any of them (collectively hereinafter the "Lender Parties"), from any and all manner of action and actions, cause and causes of action, claims, charges, demands, counterclaims, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, damages, judgments, expenses, executions, liens, claims of liens, claims of costs, penalties, attorneys' fees, or any other compensation, recovery or relief on account of any liability, obligation, demand or cause of action of whatever nature relating to, arising out of or in connection with the Credit Agreement or any other Loan Document, including but not limited to, acts, omissions to act, actions, negotiations, discussions and events resulting in the finalization and execution of this Amendment, as, among and between the Borrower and the Lender Parties, such claims whether now accrued and whether now known or hereafter discovered from the beginning of time through the date hereof.

Each Credit Party hereby knowingly, voluntarily, intentionally and expressly waives and relinquishes any and all rights and benefits that it may have under any law of any state or territory of the United States or any foreign country or principle of common law that provides, or is similar or analogous thereto, as follows:

"A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM MUST HAVE MATERIALLY AFFECTED HIS SETTLEMENT WITH THE DEBTOR."

Each Credit Party hereby acknowledges that the foregoing waiver was separately bargained for and is an essential term of this Amendment, without which the consideration would not have been given by the Agent and the Lenders to the Borrower. As to each and every claim released hereunder, each Credit Party hereby represents that it has received the advice of legal counsel with regard to the releases contained herein.

7. Expenses. Borrower hereby reconfirms its obligations pursuant to Section 11.3 of the Credit Agreement to pay and reimburse Agent for all reasonable costs and expenses (including, without limitation, reasonable fees of counsel) incurred in connection with the negotiation, preparation,

execution and delivery of this Amendment and all other documents and instruments delivered in connection herewith.

8. <u>Effectiveness</u>. This Amendment shall be deemed effective as of the date set forth above (the "<u>Amendment No. 1 Effective Date</u>") only upon satisfaction in full in the judgment of the Agent of each of the following conditions:

(a) <u>Documents</u>. Agent shall have received this Amendment, duly executed by the parties hereto, and the same shall be in full force and effect; and

(b) <u>No Material Adverse Effect</u>. No event or circumstance shall have occurred which could reasonably be expected to have a Material Adverse Effect.

9. <u>GOVERNING LAW</u>. THIS AMENDMENT SHALL BE GOVERNED BY, AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

10. <u>Counterparts</u>. This Amendment may be executed by the parties hereto on any number of separate counterparts and all of said counterparts taken together shall be deemed to constitute one and the same instrument. Delivery of an executed counterpart of this Amendment by telefacsimile shall be equally as effective as delivery of an original executed counterpart of this Amendment. Any party delivering an executed counterpart of this Amendment by telefacsimile also shall deliver an original executed counterpart of this Amendment, but the failure to deliver an original executed counterpart shall not affect the validity, enforceability, and binding effect of this Amendment.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed and delivered as of the day and year first above written.

GOTTSCHALKS INC.

By: /s/ J. Gregory Ambro
     Name: J. Gregory Ambro
     Title: Executive Vice President and
              Chief Operating Officer

GENERAL ELECTRIC CAPITAL CORPORATION,
as Agent and as a Lender

By: /s/ Charles Chiodo
      Name: Charles Chiodo
      Title: Its Duly Authorized Signatory

THE CIT GROUP/BUSINESS CREDIT, INC.,
as Lender

By: /s/ Adrian Avalos
      Name: Adrian Avalos
      Title: Vice President

WELLS FARGO FOOTHILL, LLC,
as Lender

By: /s/ Connie Liu
       Name: Connie Liu
       Title: Assistant Vice President

LASALLE RETAIL FINANCE, a division of LASALLE BUSINESS CREDIT, LLC, as agent for STANDARD FEDERAL BANK NATIONAL ASSOCIATION N.A.,
as Lender

By: /s/ Jai M. Alexander
      Name: Jai M. Alexander
      Title: Officer

EXHIBIT A

Note Amendment

See attached.